Kenmar Global Trust - October 2004

Kenmar Global Trust (KGT) ended the month of October up +3.67%. Profitable sectors included global interest rates, currencies and energies. The Net Asset Value per unit of KGT was $101.05 as of October 31, 2004.

Allocation of Assets to Advisors

                           October 1 2004       November 1 2004
                           --------------       ---------------
          Graham                 32%                  33%
          Grinham                33%                  32%
          Transtrend             35%                  35%

The S&P 500 and Nasdaq equity indices ended the month in positive territory (+1.5% and +4.1% respectively) while the Dow Jones Industrial Average lost -0.5%. The yield on the benchmark 10-Year US Treasury Note slid 2.3%, ending the month at 4.0%. Japan's equity market continues to struggle, generating its fourth monthly loss in a row, bringing the Nikkei 225's year-to-date return to +0.9%. European stock indices posted marginal gains, led by France's CAC index and Germany's DAX index (+1.8% and +1.7% respectively.) The U.K.'s FTSE 100 index advanced +1.2%. Global bond prices ended the month higher.

The US dollar continued its weakness against most major currencies. Factors contributing to the dollar beating included pre-election uncertainty and the growing doubts of the US economy riding out higher oil prices. Weak US job data and news that the trade deficit widened to its second highest level on record also affected the greenback's performance. Against its Canadian counterpart, the US dollar posted an 11-year low for the month of October. Additionally, the dollar declined more than 4% versus the Japanese yen this month. As the Japanese economy recovers and funds flow into Japan, it is expected that the yen will rise in the near future. China raised its interest rate, which came as a surprise as it was the first rate raise in nine years.

Crude prices fell back to just over $50 a barrel after hitting $55 a barrel highs. Gold continued its march higher, with silver in tandem. Physical demand of gold remains strong and this is normally a good seasonal period for gold. Hedge fund interest and alternative asset demand should keep prices on the upswing. One reason that gold has done well since the election is the view that the Bush administration will retain its less than vigorous effort to keep the dollar strong. Soybeans prices were helped by talk of crop disease in Louisiana. Cocoa prices moved higher as the Ivory Coast political situation worsened.

Please note that Kenmar has moved offices. The new address is:

         51 Weaver Street
         Building One South, 2nd Floor
         Greenwich, CT 06831

Phone numbers have not changed.

                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                     For the Month Ending October 31, 2004

Dear Interest Holder:

Enclosed is the report for the period of October 31, 2004 for Kenmar Global Trust. The net asset value of an interest as of October 31, 2004 was $101.05, an increase of +3.67% from the September 30, 2004 value of $97.47. The calendar year-to-date return for Kenmar Global Trust was a decrease of -8.99% as of October 31, 2004.

                            STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                 $380,678.05
Change in Unrealized Gain/(Loss)                             $529,581.03
Gain/(Loss) on Other Investments                             ($13,182.38)
Brokerage Commission                                         ($79,692.47)
                                                             -----------
Total Trading Income                                         $817,384.23

Expenses
Audit Fees                                                   $  3,333.33
Administrative and Legal Fees                                $  2,947.96
Management Fees                                              $ 93,716.71
Offering Fees                                                $      0.00
Incentive Fees                                               $      0.00
Other Expenses                                               $      0.00
                                                             -----------
Total Expenses                                               $ 99,998.00

Interest Income                                              $ 45,314.27

Net Income(Loss) from the Period                             $762,700.50
                                                             ===========


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                                        $20,809,101.12
Addition                                                      $70,810.00
Withdrawal                                                  ($150,725.03)
Net Income/(Loss)                                            $762,700.50
                                                          --------------
Month End                                                 $21,491,886.59

Month End NAV Per Unit                                           $101.05

Monthly Rate of Return                                              3.67%
Year to Date Rate of Return                                        -8.99%

     For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

      To the best of our knowledge and belief, the information above is accurate and complete:

  /s/ Kenneth A. Shewer                               /s/ Marc S. Goodman
---------------------------                       -----------------------------
Kenneth A. Shewer, Chairman                         Marc S. Goodman, President

             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust